UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 14, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release announcing financial results for the six months ended June 30, 2026, discussed certain highlights during and subsequent to the period, and provided its financial outlook for the fiscal year ending December 31, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements include, but are not limited to, statements regarding: the Company’s 2026 guidance, including expected revenue of approximately €16 million to €18 million and the implied second-half 2026 revenue, a lower non-IFRS adjusted operating loss (a financial measure not prepared in accordance with International Financial Reporting Standards (“IFRS”)) and increased net assets; the Company’s expectation of improved adjusted results during the second half of 2026; the expected contribution of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”)’s fourth quarter, based on its historical seasonal pattern; the expected timing of revenue recognition on Bright Hydrogen Solutions Limited (“BrightHy Solutions”)’s contracted projects, including the completion of the project in Southern Europe in execution and the related deferred income, and the delivery of a green hydrogen plant and hydrogen refueling station by the end of 2026; BrightHy Solutions’ complete execution of the two-megawatt green hydrogen facility in Spain, the value and expected execution of approximately €5 million of hydrogen solutions contracts signed or in progress by BrightHy Solutions, and potential additional projects in the proposal phase; expected contributions from Royal Uranium Inc. (“Royal Uranium”)’s natural gas royalty interests and BioSteam Energy (Proprietary) Limited (“BioSteam Energy”); statements regarding uranium spot and futures prices and supply and demand conditions in the uranium market, including the statement regarding the attractiveness of uranium royalty exposure if uranium prices remain at or above recent levels; expected one-off costs, non-cash items, impairments and foreign exchange effects; the Company’s ongoing cost saving efforts; the finalization of the allocation of the cost of the Royal Uranium acquisition and its effect on net assets; the expected growth, financial contributions, and cash flow generation of the Company’s operating subsidiaries; the Company’s strategy of operating and expanding a diversified energy platform spanning uranium and natural gas royalties, liquefied petroleum gas (“LPG”) distribution, biomass-powered industrial steam, and hydrogen solutions; the anticipated benefits of the Royal Uranium acquisition, including potential future royalty revenues, cash flows, and long-term value creation; the indicative valuation of certain acquired royalty interests and the potential economic value of the broader royalty portfolio; future uranium and natural gas production from royalty-bearing properties; the expected benefits of increasing demand for nuclear energy driven by energy security priorities, rising electricity consumption, and AI and data center infrastructure; the anticipated operating performance, revenue generation, and potential expansion of BioSteam Energy’s operations in South Africa, including expected annual revenue of approximately $0.7 million from its first facility and potential follow-on projects in Southern Africa with its joint venture partner; potential follow-on projects with the client of BrightHy Solutions’ project in Spain; the expected annual recurring revenue of Al Shola Gas’s new bobtail tanker, potential utility revenue from engineering subcontracts and the conversion of Al Shola Gas’s engineering clients into ongoing LPG supply customers; the continued performance and expansion of Al Shola Gas’s operations in the United Arab Emirates (“UAE”); and the Company’s ability to execute its strategic initiatives and create long-term shareholder value.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the material uncertainty regarding the Company’s ability to continue as a going concern, including net current liabilities of €7.1 million at June 30, 2026, approximately €7.9 million payable to the former shareholders of Al Shola Gas, matured and unpaid Quality Industrial Corp. (“QIND”) convertible notes, and the Company’s dependence on external financing; the risk that the Company does not achieve its 2026 guidance, including the risk that second-half 2026 revenue is substantially lower than the approximately €9.5 million to €11.5 million implied by the guidance range due to delays in project execution, customer acceptance or revenue recognition on BrightHy Solutions’ projects, lower sales volumes at Al Shola Gas, the failure of Al Shola Gas’s historical fourth-quarter seasonal pattern to recur, or lower than expected revenues from Royal Uranium’s natural gas royalty interests or BioSteam Energy; the risk that BrightHy Solutions’ execution of a two-megawatt green hydrogen project in Spain is delayed, modified or terminated, including as a result of the inability to fund the facility; the risk that hydrogen solutions contracts in progress are not signed, or that the value of BrightHy Solutions’ signed or in-progress contracts is not realized in full or at all; the risk that the historical rate at which Al Shola Gas’s engineering clients have become ongoing LPG supply customers does not continue; the risk that the Company’s cost saving efforts do not continue to reduce costs; the risk that uranium spot or futures prices decline from recent levels; the risk that the final allocation of the cost of the Royal Uranium acquisition differs materially from the preliminary pro forma allocation, and the risk of impairment of the royalty assets or of goodwill allocated to the LPG Distribution & Engineering cash-generating unit (comprising QIND and Al Shola Gas), the recoverable amount of which exceeded its carrying amount by only approximately €0.5 million at June 30, 2026; the risk that the Company identifies additional errors in its financial statements or material weaknesses in its internal control over financial reporting, following the restatement of its consolidated financial statements for the fiscal year ended December 31, 2025, and the fact that the comparative interim information for 2025 has not been restated; the risk that non-IFRS adjusted operating loss does not reflect the full costs of the Company’s operations, including share-based payments to third-party advisors; QIND’s matured and unpaid convertible notes and the risk of failing to meet payment obligations under the Share Purchase Agreement, dated as of March 27, 2024, relating to Al Shola Gas, as amended; the ability of the Company’s operating subsidiaries to achieve anticipated revenue growth, operating efficiencies, and cash flow generation; the risk that the Royal Uranium royalty interests do not generate anticipated revenues or cash flows, including because none of the uranium royalty interests has produced revenue; uncertainties associated with the indicative valuation of certain Royal Uranium royalty interests, including the concentration of approximately 66% of that valuation in one uranium project area and the fact that the underlying royalty data was not independently verified; fluctuations in uranium, natural gas, LPG, hydrogen, and other energy commodity prices; risks related to the development, construction, commissioning, operation, and commercial performance of BioSteam Energy’s and BrightHy Solutions’ projects; the risk that anticipated project revenues, additional contracts, follow-on projects or expansion opportunities do not materialize; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the UAE; foreign currency fluctuations, including the U.S. dollar against the euro; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, in Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on October 6, 2026 (the “Form 20-F/A”), and in the Company’s other filings with the SEC.

Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated October 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 14, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer